UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15D-2 OF THE SECURITIES EXCHANGE ACT OF 1934

Contains only financial statements for the fiscal year ended December 31, 2025

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission File Number 333-291359

Beacon Topco, Inc.*

(Exact name of registrant as specified in its charter)

Delaware	41-2339925
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

20400 Century Boulevard, Suite 210 Germantown, MD (Address of principal executive offices)	20874 (Zip Code)

(443) 917-0966

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
None	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act of 1933). Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☒ No ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant: No established public trading market for the registrant’s common stock.

As of June 1, 2026, there were 100 outstanding shares of the registrant’s common stock, $0.0001 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

*	The registrant is currently named Beacon Topco, Inc. The registrant plans to change its name to “Clywedog Therapeutics Holdings, Inc.” following the completion of the transactions described herein.

EXPLANATORY NOTE

Beacon Topco, Inc. (the “Company”), a Delaware corporation, was formed on September 24, 2025 for purposes of consummating the transactions described herein, and is a wholly-owned, direct subsidiary of Barinthus Biotherapeutics plc.

On April 22, 2026, the United States Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-4, as amended (the “Registration Statement”), of the Company. The Company has not commenced operations, has no assets or liabilities, and has not engaged in any significant activities other than those related to its formation from its incorporation on September 24, 2025 through December 31, 2025.

Rule 15d-2 under the Securities Exchange Act of 1934, as amended (“Rule 15d-2”), provides generally that if a company’s registration statement filed under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which such registration statement becomes effective (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of such registration statement, file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Registration Statement did not contain the certified financial statements of the Company for the fiscal year ended December 31, 2025; therefore, as required by Rule 15d-2, the Company is hereby filing its certified financial statements for the fiscal year ended December 31, 2025 with the SEC under cover of the facing page of an annual report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Beacon Topco, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Beacon Topco, Inc. (the “Company”) as of December 31, 2025, and the related consolidated statements of operations and comprehensive income, statement of cash flows, and statement of equity for the period from September 24, 2025 (date of incorporation) to December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from September 24, 2025 (date of incorporation) to December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as Beacon Topco, Inc.’s auditor since 2026.

East Brunswick, New Jersey

July 2, 2026

BEACON TOPCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

At
December 31, 2025
ASSETS
Current assets	$—
Other assets	—
Total Assets	$—
LIABILITIES AND EQUITY
Current liabilities	$—
Other liabilities	—
Commitments and contingencies
Equity:
Common Stock, par value $0.0001 per share; 100 shares authorized as of December 31, 2025; 100 shares issued and outstanding as of December 31, 2025	0	[1]
Additional paid-in capital	—
Due from shareholder	(0)	[1]
Retained earnings	—
Accumulated other comprehensive loss	—
Total Equity	—
Total Liabilities and Equity	$—

1Indicates an amount less than 1

See notes to consolidated financial statements.

BEACON TOPCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Period From September 24, 2025 to
December 31, 2025
Revenues	$—
Operating expense	—
Earnings before income taxes	—
Provision for income taxes	—
Net income	$—
Earnings per share of common stock - basic and diluted	$—
Weighted average number of shares of common stock outstanding - basic and diluted	100

See notes to consolidated financial statements.

BEACON TOPCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Period From September 24, 2025 to
December 31, 2025
Net income	$—
Other comprehensive income before taxes	—
Provision for income taxes	—
Comprehensive income	$—

See notes to consolidated financial statements.

BEACON TOPCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Period From September 24, 2025 to
	December 31, 2025
Operating Activities
Net income	$—
Adjustments to reconcile net income to net cash flow provided by operating activities:
Change in assets and liabilities	(0)	[1]
Net cash flow provided by operating activities	(0)	[1]
Investing Activities
Net cash flow provided by investing activities	—
Financing Activities
Issuance of common stock	0	[1]
Net cash flow provided by financing activities	0	[1]
Net increase in cash and cash equivalents	—
Cash and cash equivalents at beginning of year	—
Cash and cash equivalents at end of the period	$—

1Indicates an amount less than 1

See notes to consolidated financial statements.

BEACON TOPCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EQUITY

Accumulated
		Additional						Other
		Paid-In		Treasury	Due from		Retained	Comprehensive
	Common Stock	Capital		Stock	Shareholder		Earnings	Loss	Total Equity
(Shares)
September 24, 2025	100	$0	[1]	$—	$(0)	[1]	$—	$—	$—
Net income	—	—		—	—		—	—	—
Stock issuance	—	—		—	—		—	—	—
December 31, 2025	100	$0	[1]	$—	$(0)	[1]	$—	$—	$—

1Indicates an amount less than 1

See notes to consolidated financial statements.

BEACON TOPCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) BASIS OF PRESENTATION

Description of Business

Beacon Topco, Inc., a Delaware corporation (“Topco” or the “Company”), was formed on September 24, 2025 as a wholly-owned, direct subsidiary of Barinthus Biotherapeutics plc, a public limited company organized under the laws of England and Wales (“Barinthus Bio”). The Company has one wholly-owned direct subsidiary, Cdog Merger Sub, Inc. (“Merger Sub”), which is a Delaware corporation. The Company has not commenced operations, has no assets or liabilities, and has not engaged in any significant activities other than those related to its formation from its incorporation on September 24, 2025 through December 31, 2025. The Company was formed for purposes of consummating a business combination (the “Transactions”) with Barinthus Bio and Clywedog Therapeutics, Inc., a Delaware corporation (“Clywedog”).

On September 29, 2025, the Company entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Barinthus Bio, Merger Sub, and Clywedog, as amended by that certain Amendment to the Original Merger Agreement, dated as of February 22, 2026 (such amendment, the “Merger Agreement Amendment” and, together with the Original Merger Agreement, as it may be further amended or modified from time to time, the “Merger Agreement”), pursuant to which (i) the Company will acquire all of the outstanding share capital of Barinthus Bio via a scheme of arrangement in accordance with Part 26 of the United Kingdom Companies Act 2006, and (ii) Merger Sub will merge with and into Clywedog, with Clywedog surviving as a wholly-owned subsidiary of the Company. Upon closing, Barinthus Bio shareholders are expected to own approximately 34% and Clywedog stockholders approximately 66% of the Company on a fully diluted basis, based on the respective capitalizations of Barinthus Bio and Clywedog as of the date the parties entered into the Merger Agreement. The Transactions have been unanimously approved by the boards of directors of each of Barinthus Bio and Clywedog.

There has not been nor will there be any compensation paid by the Company prior to or in connection with the completion of the Transactions.

At the closing of the Transactions, the shares of Topco common stock, par value $0.0001 per share, will be listed on the Nasdaq Stock Market under the ticker symbol “CLYD,” and the Company will be renamed “Clywedog Therapeutics Holdings, Inc.”

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the applicable periods presented. Actual results may vary from these estimates under different assumptions or conditions.

2) EQUITY

At December 31, 2025, the Company was authorized to issue 100 shares of common stock, par value $0.0001 per share. At December 31, 2025, 100 shares of the Company’s common stock were issued and outstanding. All such issued and outstanding shares were held by Barinthus Bio.

Item 6.      Exhibits.

Exhibit No.	Description of Document
31.1*

Certification of Principal Executive Officer and Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed herewith.

**

This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent specifically incorporated by reference into such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEACON TOPCO, INC.

Date: July 2, 2026	By:	/s/ William Enright
William Enright
Chief Executive Officer
(Principal Executive Officer and Principal Financial Officer)